Exhibit 99.12

Notification of Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests notified in accordance with DR 3.1.4R (1) (a) and DR 3.1.4(R) (1) (b) in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

Imperial Tobacco Group PLC was today advised that the following Directors and PDMRs were Granted Savings Related Share Options over ordinary shares of 10p each in the Company under the Company’s Sharesave Scheme.

The respective Grants are detailed below: -

Name	Date Granted	Exercise Price per share (pounds sterling)	Number Granted
Robert Dyrbus*	22 May 2006	13.95	402
Kathryn Brown	22 May 2006	13.95	670
Alison Cooper	22 May 2006	13.95	670

The Directors’ / PDMRs’ resultant aggregate interests are set out below: -

Name	Resultant aggregate interests
Robert Dyrbus*	384,766
Kathryn Brown	73,361
Alison Cooper	107,142

* Director

T Williams

Deputy Company Secretary

Copies of all of our announcements are available on our website: www.imperial-tobacco.com